COLE CREDIT PROPERTY TRUST II, INC.

SUPPLEMENT NO. 7 DATED OCTOBER 8, 2008

TO THE PROSPECTUS DATED APRIL 30, 2008

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust II, Inc. dated April 30, 2008, Supplement No. 3 dated July 29, 2008, Supplement No. 4 dated August 18, 2008, Supplement No. 5 dated September 4, 2008 and Supplement No. 6 dated October 1, 2008. Supplement No. 3 superseded and replaced all previous supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares in Cole Credit Property Trust II, Inc.;

(2)	clarification and addition of risk factors;

(3)	recent real property investments; and

(4)	potential real property investments.

Status of Our Public Offerings

As of October 3, 2008, we had approximately 26.4 million shares available for sale (excluding shares offered pursuant to our distribution reinvestment plan) in our follow-on offering, or approximately $263.6 million. Based on the shares currently available, we anticipate the offering will close to new investments on or about November 30, 2008.

If all of the shares we are offering pursuant to the follow-on offering have not been sold by May 11, 2009, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The follow-on offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

We commenced our initial public offering on June 27, 2005. We terminated our initial public offering on May 22, 2007. We issued a total of 54,838,315 shares in our initial public offering, including 53,909,877 shares sold in the primary offering and 928,438 shares sold pursuant to our distribution reinvestment plan, resulting in gross offering proceeds to us of approximately $547.4 million.

We commenced our follow-on offering of shares of our common stock on May 23, 2007. Pursuant to the follow-on offering, we are offering up to 143,050,000 shares in a primary offering and up to 6,000,000 shares pursuant to our distribution reinvestment plan. As of October 3, 2008, we had accepted investors’ subscriptions for, and issued, approximately 122,042,482 shares of our common stock in the follow-on offering, including approximately 116,688,449 shares sold in the primary offering and approximately 5,354,033 shares sold pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $1.2 billion. Combined with our initial public offering, we had received a total of approximately $1.8 billion in gross offering proceeds as of October 3, 2008.

On September 18, 2008, we registered 30,000,000 additional shares to be offered pursuant to our distribution reinvestment plan in a Registration Statement on Form S-3. We will stop offering shares under the distribution reinvestment plan portion of our follow-on offering before we begin offering shares under the Registration Statement on Form S-3.

Risk Factors

The following information supersedes and replaces in its entirety the first paragraph of the risk factor under the caption “Adverse economic conditions will negatively affect our returns and profitability” on page 36 of the prospectus:

Adverse economic and geopolitical conditions will negatively affect our returns and profitability.

Our operating results may be affected by market and economic challenges, including the current global economic credit environment, which may result from a continued or exacerbated general economic slow down experienced by the nation as a whole or by the local economics where our properties may be located, or by the real estate industry, including the following:

•	poor economic conditions may result in tenant defaults under leases;

•	re-leasing may require concessions or reduced rental rates under the new leases;

•	poor economic conditions may result in lower revenue to us from retailers who pay us a percentage of their revenues under percentage rent leases;

•	constricted access to credit may result in tenant defaults or non-renewals under leases; and

•

increased insurance premiums may reduce funds available for distribution or, to the extent such increases are passed through to tenants, may lead to tenant defaults. Increased insurance premiums may make it difficult to increase rents to tenants on turnover, which may adversely affect our ability to increase our returns.

The length and severity of any economic slow down or downturn cannot be predicted. Our operations could be negatively affected to the extent that an economic slow down or downturn is prolonged or becomes more severe.

The following information supplements the risk factors section of the prospectus:

Dislocations in the credit markets and real estate markets could have a material adverse effect on our results of operations, financial condition and ability to pay distributions to you.

Domestic and international financial markets currently are experiencing significant dislocations which have been brought about in large part by failures in the U.S. banking system. These dislocations have severely impacted the availability of credit and have contributed to rising costs associated with obtaining credit. If debt financing is not available on terms and conditions we find acceptable, we may not be able to obtain financing for investments. If this dislocation in the credit markets persists, our ability to borrow monies to finance the purchase of, or other activities related to, real estate assets will be negatively impacted. If we are unable to borrow monies on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase, and the return on the properties we do purchase may be lower. In addition, we may find it difficult, costly or impossible to refinance indebtedness which is maturing. If interest rates are higher when the properties are refinanced, we may not be able to finance the properties and our income could be reduced. In addition, if we pay fees to lock-in a favorable interest rate, falling interest rates or other factors could require us to forfeit these fees. All of these events would have a material adverse effect on our results of operations, financial condition and ability to pay distributions.

In addition to volatility in the credit markets, the real estate market is subject to fluctuation and can be impacted by factors such as general economic conditions, supply and demand, availability of financing and interest rates. To the extent we purchase real estate in an unstable market, we are subject to the risk that if the real estate market ceases to attract the same level of capital investment in the future that it attracts at the time of our purchases, or the number of companies seeking to acquire properties decreases, the value of our investments may not appreciate or may decrease significantly below the amount we pay for these investments.

The failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions and make additional investments.

We intend to diversify our cash and cash equivalents among several banking institutions in an attempt to minimize exposure to any one of these entities.  However, the Federal Deposit Insurance Corporation, or “FDIC,” only insures amounts up to $250,000 per depositor per insured bank.  We expect that we will have cash and cash equivalents and restricted cash deposited in certain financial institutions in excess of federally insured levels.  If any of the banking institutions in which we have deposited funds ultimately fails, we may lose our deposits over $250,000.  The loss of our deposits could reduce the amount of cash we have available to distribute or invest and could result in a decline in the value of your investment.

The following information supersedes and replaces in its entirety the second paragraph of the risk factor under the caption “Increases in interest rates could increase the amount of our debt payments and adversely affect our ability to pay distributions to our stockholders” on page 41 of the prospectus:

As of June 30, 2008, we had approximately $1.0 billion of indebtedness, approximately $77.3 million of which was variable rate debt. We incurred variable rate indebtedness in the past and expect that we will incur variable rate indebtedness in the future. To the extent that we incur variable rate debt, increases in interest rates would increase our interest costs, which could reduce our cash flows and our ability to pay distributions to you. In addition, if we need to repay existing debt during periods of rising interest rates, we could be required to liquidate one or more of our investments in properties at times that may not permit realization of the maximum return on such investments.

Real Property Investments

The following information supplements, and should be read in conjunction with, the table in the section captioned “Prospectus Summary — Description of Real Estate Investments” beginning on page 7 of the prospectus:

Description of Real Estate Investments

As of October 8, 2008, we owned 471 properties, comprising approximately 18.1 million gross rentable square feet of commercial space located in 45 states and the U.S. Virgin Islands. Properties acquired between August 15, 2008 and October 8, 2008 are listed below.

Property Description	Type	Tenant	Rentable Square Feet		Purchase Price
Ferguson Portfolio – Various (1)	Specialty Retail	Ferguson Enterprises, Inc.	1,111,843		$86,793,249
Home Depot – Lakewood, CO	Home Improvement	Home Depot U.S.A, Inc.	102,000	(6)	11,300,000
Walgreens – Mobile, AL	Drugstore	Walgreen Co.	13,650		5,415,000
Aaron Rents Portfolio – Various (2)	Specialty Retail	Aaron Rents, Inc.	259,185		32,675,202
Lowe’s – Chester, NY	Home Improvement	Lowe’s Home Centers, Inc.	131,798	(6)	7,037,037
HH Gregg – Grove City, OH	Specialty Retail	Gregg Appliances, Inc.	30,167		5,902,000
BJ’s Wholesale Club – Ft. Lauderdale, FL	Warehouse Club	BJ’s Wholesale Club, Inc.	119,598		28,272,857
HH Gregg – Mt. Juliet, TN	Specialty Retail	Gregg Appliances, Inc.	30,000		6,346,000
Winter Garden Village – Winter Garden, FL	Shopping Center	Various	758,988	(5)	180,351,286
Payless ShoeSource – Columbia, SC (3)	Specialty Retail	Payless ShoeSource Inc.	5,534		1,400,000
Walgreens – Jacksonville, FL (3)	Drugstore	Walgreen Co.	15,120		5,050,000
CVS – Hamilton, OH (3)	Drugstore	CVS Corporation	11,180		3,600,000
Walgreens – Akron, OH (3)	Drugstore	Walgreen Co.	13,500		2,820,000
Walgreens – Seattle, WA (3)	Drugstore	Walgreen Co.	14,410		6,770,000
Walgreens – LaMarque, TX (3)	Drugstore	Walgreen Co.	15,120		4,510,000
CVS – Mechanicville, NY (3)	Drugstore	CVS Albany, L.L.C.	10,125		2,600,000
Office Depot – Laurel, MS (3)	Office Supply	Office Depot, Inc.	20,515		2,650,000
Home Depot – Colma, CA (3)(4)	Home Improvement	Home Depot U.S.A., Inc.	99,970		39,310,000
Walgreens – Saginaw, MI (3)	Drugstore	Walgreen Co.	15,120		4,200,000
Walgreens – Tulsa, OK (3)	Drugstore	Walgreen Co.	13,000		2,190,000
Walgreens – Broken Arrow, OK (3)	Drugstore	Walgreen Co.	13,000		2,100,000
Office Depot – London, KY (3)	Office Supply	Office Depot, Inc.	20,468		3,500,000
Best Buy – Las Cruces, NM (4)	Electronics Retail	Best Buy Stores, L.P.	30,000		6,100,000
Staples – Angola, IN (4)	Office Supply	Staples, Inc.	24,049		3,200,000
TJ Maxx – Staunton, VA (4)	Specialty Retail	The TJX Companies, Inc.	78,823		4,300,000
AT&T Wireless – Santa Clara, CA (4)	Communications	AT&T Wireless Services, Inc.	33,257		10,200,000
Walgreens – Tulsa, OK (4)	Drugstore	Walgreen Co.	13,500		2,950,000
Walgreens – Crossville, TN (4)	Drugstore	Walgreen Co.	15,070		4,450,000
CVS – Columbia, TN (Nashville) (4)	Drugstore	Revco Discount Drug Centers, Inc.	10,715		2,400,000
CVS – Columbia, TN (James Campbell) (4)	Drugstore	Revco Discount Drug Centers, Inc.	10,759		2,600,000
Walgreens – Newton, IA (4)	Drugstore	Walgreen Co.	15,047		4,330,000
FedEx – Huntsville, AL	Distribution	FedEx Freight East, Inc.	56,360		10,947,787
FedEx – Baton Rouge, LA	Distribution	FedEx Freight East, Inc.	29,400		8,998,880
CVS – Atlanta, GA	Drugstore	Big B Drugs, Inc.	12,013		3,841,000
			3,153,284		$509,110,298

(1)

The Ferguson Portfolio consists of seven single-tenant retail properties and one single-tenant commercial property located in various states, which were purchased under a sale-lease back agreement and the properties are subject to eight identical lease agreements.

(2)

The Aaron Rents Portfolio consists of 25 single-tenant retail properties located in various states, which were purchased under a sale-lease back agreement and the properties are subject to a master lease agreement.

(3)

Property was acquired from Cole Credit Property Fund LP, an affiliate of our advisor. The Company’s board of directors, including all of the independent directors, not otherwise interested in the transaction, approved the transaction as being fair and reasonable to the Company, at a price in excess of the cost to Cole Credit Property Fund LP, but substantial justification exists for such excess, such excess is reasonable and the costs of the interest did not exceed its current fair market value as determined by an independent appraiser approved by the Company’s independent directors.

(4)

Property was acquired from Cole Credit Property Fund II LP, an affiliate of our advisor. The Company’s board of directors, including all of the independent directors, not otherwise interested in the transaction, approved the transaction as being fair and reasonable to the Company, at a price in excess of the cost to Cole Credit Property Fund II LP, but substantial justification exists for such excess, such excess is reasonable and the costs of the interest did not exceed its current fair market value as determined by an independent appraiser approved by the Company’s independent directors.

(5)	Rentable square feet includes approximately 59,000 square feet accounted for under 11 ground leases.
(6)	Square feet accounted for under a ground lease.

The following information supplements the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 87 of the prospectus:

Real Property Investments

We engage in the acquisition and ownership of commercial properties throughout the United States. We invest primarily in income-generating retail, office and distribution properties, net leased to investment grade and other creditworthy tenants.

As of October 8, 2008, we, through separate wholly-owned limited liability companies, have acquired a 100% fee simple interest in 471 properties consisting of approximately 18.1 million gross rentable square feet of commercial space located in 45 states and the U.S. Virgin Islands. The properties were generally acquired through the use of mortgage notes payable and proceeds from our ongoing public offering of our common stock.

The following table summarizes properties acquired between August 15, 2008 and October 8, 2008 in order of acquisition date:

Property	Date Acquired	Year Built	Purchase Price	Fees Paid to Sponsor (1)	Initial Yield (2)	Physical Occupancy
Ferguson Portfolio – Various	August 21, 2008	Various	$86,793,249	$1,735,865	7.43%	100%
Home Depot – Lakewood, CO	August 27, 2008	2006	11,300,000	226,000	6.86%	100%
Walgreens – Mobile, AL	August 28, 2008	2007	5,415,000	108,300	6.60%	100%
Aaron’s Rents Portfolio – Various	September 15, 2008	Various	32,675,202	653,504	7.50%	100%
Lowe’s – Chester, NY	September 19, 2008	2008	7,037,037	140,741	6.75%	100%
HH Gregg – Grove City, OH	September 17, 2008	2008	5,902,000	118,040	7.82%	100%
BJ’s Wholesale Club – Ft. Lauderdale, FL	September 23, 2008	2007	28,272,857	565,457	7.00%	100%
HH Gregg – Mt. Juliet, TN	September 23, 2008	2008	6,346,000	126,920	7.80%	100%
Winter Garden Village – Winter Garden, FL	September 26, 2008	2007	180,351,286	4,664,026	7.39%	99.1%
Payless Shoe Source – Columbia, SC	September 30, 2008	1998	1,400,000	28,000	9.88%	100%
Walgreens – Jacksonville, FL	September 30, 2008	2000	5,050,000	101,000	7.05%	100%
CVS – Hamilton, OH	September 30, 2008	1999	3,600,000	72,000	7.28%	100%
Walgreens – Akron, OH	September 30, 2008	1994	2,820,000	56,400	7.99%	100%
Walgreens – Seattle, WA	September 30, 2008	2002	6,770,000	135,400	6.75%	100%
Walgreens – LaMarque, TX	September 30, 2008	2000	4,510,000	90,200	7.07%	100%
CVS – Mechanicville, NY	September 30, 2008	1998	2,600,000	52,000	7.27%	100%
Office Depot – Laurel, MS	September 30, 2008	2002	2,650,000	53,000	7.55%	100%
Home Depot – Colma, CA	September 30, 2008	1995	39,310,000	786,200	6.39%	100%
Walgreens – Saginaw, MI	September 30, 2008	2001	4,200,000	84,000	7.57%	100%
Walgreens – Tulsa, OK	September 30, 2008	1993	2,190,000	43,800	8.01%	100%
Walgreens – Broken Arrow, OK	September 30, 2008	1993	2,100,000	42,000	7.74%	100%
Office Depot – London, KY	September 30, 2008	2001	3,500,000	70,000	7.57%	100%
Best Buy – Las Cruces, NM	September 30, 2008	2002	6,100,000	160,090	7.94%	100%
Staples – Angola, IN	September 30, 2008	1999	3,200,000	83,990	7.74%	100%
TJ Maxx – Staunton, VA	September 30, 2008	1988	4,300,000	117,160	9.62%	100%
AT&T Wireless – Santa Clara, CA	September 30, 2008	2002	10,200,000	264,320	6.56%	100%
Walgreens – Tulsa, OK	September 30, 2008	1994	2,950,000	78,260	7.73%	100%
Walgreens – Crossville, TN	September 30, 2008	2001	4,450,000	116,530	7.28%	100%
CVS – Columbia, TN (Nashville)	September 30, 2008	1998	2,400,000	65,150	8.15%	100%
CVS – Columbia, TN (James Campbell)	September 30, 2008	1998	2,600,000	69,350	7.01%	100%
Walgreens – Newton, IA	September 30, 2008	2000	4,330,000	86,600	7.51%	100%
FedEx – Huntsville, AL	September 30, 2008	2008	10,947,787	218,955	7.50%	100%
FedEx – Baton Rouge, LA	October 3, 2008	2008	8,998,880	179,978	7.52%	100%
CVS – Atlanta, GA	October 7, 2008	2006	3,841,000	76,820	7.25%	100%
			$509,110,298	$11,470,056

(1)

Fees paid to sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition and payments to our advisor for finance coordination fees for services in connection with the origination or assumption of debt financing obtained to acquire the respective property, where applicable. For more detailed information on fees paid to affiliates of our sponsor, see the section captioned “Management Compensation” beginning on page 62 of the prospectus.

(2)	Initial yield is calculated as the annual rental income for the in-place leases at the respective property divided by the property purchase price, exclusive of closing costs and fees paid to sponsor.

The following table sets forth the principal provisions of the lease term for the major tenants at the properties listed above:

Property	Number of Tenants	Major Tenants*	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options**	Current Annual Base Rent		Base Rent per Square Foot	Lease Term***
									Beginning	To
Ferguson Portfolio – Various	1	Ferguson Enterprises, Inc.	1,111,843	100%	4/5 yr.	$6,446,258	(1)	$5.80	8/21/2008	8/30/2023
Home Depot – Lakewood, CO	1	Home Depot U.S.A, Inc.	102,000	100%	11/5 yr.	775,000		7.60	8/27/2008	1/31/2032
Walgreens – Mobile, AL	1	Walgreens	13,650	100%	10/5 yr.	357,596		26.20	8/28/2008	10/31/2032	(2)
Aaron’s Rents Portfolio – Various	1	Aaron’s Rents, Inc.	259,382	100%	3/5yr	2,450,640	(3)	9.45	9/15/2008	9/30/2023
Lowe’s – Chester, NY	1	Lowe’s Home Centers, Inc.	131,798	100%	8/5 yr.	475,000		3.60	9/19/2008	8/31/2033
HH Gregg – Grove City, OH	1	Gregg Appliances, Inc.	30,167	100%	4/5 yr.	461,555		15.30	9/17/2008	2/28/2023
BJ’s Wholesale Club- Ft. Lauderdale, FL	1	BJ’s Wholesale Club, Inc.	119,598	100%	4/5 yr.	1,979,100	(4)	16.55	9/23/2008	11/17/2027
HH Gregg – Mt. Juliet, TN	1	Gregg Appliances, Inc.	30,000	100%	4/5 yr.	495,000		16.50	9/23/2008	8/31/2018
						525,000		17.50	9/1/2018	8/31/2023
Winter Garden Village – Winter Garden , FL	82	Beall’s Department Stores, Inc.	80,000	10.5%	5/5 yr.	320,000		4.00	9/26/2008	4/30/2023
Payless Shoe Source – Columbia, SC	1	Payless ShoeSource Inc.	5,534	100%	3/5 yr.	138,367		25.00	9/30/2008	11/30/2008
						152,204		27.50	12/1/2008	11/30/2013
Walgreens – Jacksonville, FL	1	Walgreen Co.	15,120	100%	4/10 yr.	356,000		23.54	9/30/2008	9/30/2020	(2)
CVS – Hamilton, OH	1	CVS Corporation	11,180	100%	6/5 yr.	262,145		23.45	9/30/2008	2/24/2019
Walgreens – Akron, OH	1	Walgreen Co.	13,500	100%	3/10 yr.	225,453		16.70	9/30/2008	7/31/2014	(2)
Walgreens – Seattle, WA	1	Walgreen Co.	14,410	100%	4/10 yr.	457,000		31.71	9/30/2008	11/30/2022	(2)
Walgreens – LaMarque, TX	1	Walgreen Co.	15,120	100%	4/10 yr.	319,000		21.10	9/30/2008	6/30/2020	(2)
CVS – Mechanicville, NY	1	CVS Albany, L.L.C.	10,125	100%	4/5 yr.	188,933	(5)	18.66	9/30/2008	1/31/2018
Office Depot – Laurel, MS	1	Office Depot, Inc.	20,515	100%	4/5 yr.	200,021		9.75	9/30/2008	10/31/2017
Home Depot – Colma, CA	1	Home Depot U.S.A., Inc.	99,970	100%	4/5 yr.	2,512,750	(6)	25.14	9/30/2008	1/31/2016
Walgreens – Saginaw, MI	1	Walgreen Co.	15,120	100%	4/10 yr.	318,000		21.03	9/30/2008	4/30/2021	(2)
Walgreens – Tulsa, OK	1	Walgreen Co.	13,000	100%	3/10 yr.	175,500		13.5	9/30/2008	12/31/2013	(2)
Walgreens – Broken Arrow, OK	1	Walgreen Co.	13,000	100%	3/10 yr.	162,500		12.50	9/30/2008	10/31/2013	(2)
Office Depot – London, KY	1	Office Depot, Inc.	20,468	100%	4/5 yr.	265,061		12.95	9/30/2008	9/30/2016
Best Buy – Las Cruces, NM	1	Best Buy Stores, L.P.	30,000	100%	3/5 yr.	484,500		16.15	9/30/2008	1/31/2013
Staples – Angola, IN	1	Staples, Inc.	24,049	100%	4/5 yr.	247,705		10.30	9/30/2008	2/28/2015
TJ Maxx – Staunton, VA	1	The TJX Companies, Inc.	78,823	100%	4/5 yr.	413,821		5.25	9/30/2008	10/31/2012
AT&T Wireless – Santa Clara, CA	1	AT&T Wireless Services, Inc.	33,257	100%	3/5 yr.	668,928		20.11	9/30/2008	6/8/2013
						691,152		20.78	6/9/2013	6/8/2018

Property	Number of Tenants	Major Tenants*	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options**	Current Annual Base Rent	Base Rent per Square Foot	Lease Term ***
								Beginning	To
Walgreens – Tulsa, OK	1	Walgreen Co.	13,500	100%	3/10 yr.	$228,150	$16.90	9/30/2008	8/31/2014	(2)
Walgreens – Crossville, TN	1	Walgreen Co.	15,070	100%	4/10 yr.	324,000	21.50	9/30/2008	3/31/2021	(2)
CVS – Columbia, TN	1	Revco Discount Drug Centers, Inc.	10,715	100%	4/5 yr.	195,677	18.26	9/30/2008	11/30/2017

CVS – Columbia, TN	1	Revco Discount Drug Centers, Inc.	10,759	100%	4/5 yr.	182,274	16.94	9/30/2008	11/30/2017
Walgreens – Newton, IA	1	Walgreen Co.	15,047	100%	4/10 yr.	325,000	21.60	9/30/2008	2/28/2021	(2)
FedEx – Huntsville, AL	1	FedEx Freight East, Inc.	56,360	100%	2/5 yr.	821,084	14.57	9/30/2008	7/10/2018
						903,192	16.03	7/11/2018	7/31/2023
FedEx – Baton Rouge, LA	1	FedEx Freight East, Inc.	29,400	100%	2/5 yr.	676,848	23.02	10/3/2008	7/22/2018
						744,468	25.32	7/23/2018	7/31/2023
CVS – Atlanta, GA	1	Big B Drugs, Inc.	12,013	100%	6/5 yr	278,479	23.18	10/7/2008	1/31/2033

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of their respective property.
**	Represents option renewal period / term of each option.
***	Represents lease term beginning with purchase date.
(1)

The lease consists of seven single tenant retail properties and one single tenant commercial property, which are subject to a master lease. The initial annual base rent under the lease increases every five years by 7.5% of the then current annual base rent. For purposes of this presentation, the individual rental escalations are not displayed in the table.

(2)	Walgreens has the right, at its election, to terminate the lease effective as of the last day of the initial lease term, or effective as of the last day of any month thereafter.
(3)

The lease consists of 25 single tenant retail properties, which are subject to a master lease. The initial annual base rent under the lease increases every five years by 2.5% of the then current annual base rent. For purposes of this presentation, the individual rental escalations are not displayed in the table.

(4)	The initial annual base rent under the lease increases November 17, 2017 and November 17, 2022 by the lesser of three times the Consumer Price Index or 5%.
(5)

The initial annual base rent under the lease increases each year by 8.0% of the then current annual base rent. For the purposes of this presentation, the individual rental escalations are not displayed in the table.

(6)

The initial annual base rent under the lease increases every five years by the percentage of the increase, if any, in the United States Bureau of Labor statistics Consumer Price Index for All Items All Urban Consumers for San Francisco-Alameda, California.

Cole Realty Advisors has the sole and exclusive right to manage, operate, lease and supervise the overall maintenance of the properties listed above and currently receives a property management fee of 2.0% of the monthly gross revenues from our properties. In accordance with the property management agreement, we may pay Cole Realty Advisors (i) up to 2.0% of gross revenues from our single tenant properties and (ii) up to 4.0% of gross revenues from our multi tenant properties. We currently have no plan for any renovations, improvements or development of the properties listed above and we believe the properties are adequately insured.

In connection with the property acquisitions noted above we assumed the following mortgage notes:

Property	Fixed Rate Loan Amount	Fixed Interest Rate	Maturity Date	Variable Rate Loan Amount		Maturity Date	Total Loan Outstanding
Home Depot – Lakewood, CO	$8,350,000	5.80%	8/10/2031	$—		N/A	$8,350,000
Payless Shoe Source – Columbia, SC	860,000	4.29%	12/11/2008	—		N/A	860,000
Walgreens – Jacksonville, FL	2,510,750	4.29%	12/11/2008	—		N/A	2,510,750
CVS – Hamilton, OH	1,787,500	4.29%	12/11/2008	—		N/A	1,787,500
Walgreens – Akron, OH	—	N/A	N/A	1,900,000	(1)	6/6/2009	1,900,000
Walgreens – Seattle, WA	3,349,500	4.29%	12/11/2008	—		N/A	3,349,500
Walgreens – LaMarque, TX	2,277,000	4.29%	12/11/2008	—		N/A	2,277,000
CVS – Mechanicville, NY	1,290,000	4.29%	12/11/2008	—		N/A	1,290,000
Office Depot – Laurel, MS	1,270,000	4.29%	12/11/2008	—		N/A	1,270,000
Home Depot – Colma, CA	21,613,000	4.80%	4/11/2009	—		N/A	21,613,000
Walgreens – Saginaw, MI	2,282,500	4.29%	12/11/2008	—		N/A	2,282,500
Walgreens – Tulsa, OK	1,215,500	4.29%	12/11/2008	—		N/A	1,215,500
Walgreens – Broken Arrow, OK	1,127,500	4.29%	12/11/2008	—		N/A	1,127,500
Office Depot – London, KY	1,680,000	4.29%	12/11/2008	—		N/A	1,680,000
Best Buy – Las Cruces, NM	3,809,000	4.46%	5/11/2011	—		N/A	3,809,000
Staples – Angola, IN	1,999,000	4.46%	5/11/2011	—		N/A	1,999,000
TJ Maxx – Staunton, VA	3,116,000	4.46%	5/11/2011	—		N/A	3,116,000
AT&T Wireless – Santa Clara, CA	6,032,000	4.46%	5/11/2011	—		N/A	6,032,000
Walgreens – Tulsa, OK	1,926,000	4.46%	5/11/2011	—		N/A	1,926,000
Walgreens – Crossville, TN	2,753,000	4.46%	5/11/2011	—		N/A	2,753,000
CVS – Columbia, TN (Nashville)	1,715,000	6.44%	6/11/2011	—		N/A	1,715,000
CVS – Columbia, TN (James Campbell)	1,735,000	6.44%	6/11/2011	—		N/A	1,735,000
Walgreens – Newton, IA	2,393,000	5.06%	10/11/2009	—		N/A	2,393,000
Winter Garden – Winter Garden, FL	105,700,000	6.10%	10/1/2015	—		N/A	105,700,000
	$180,791,250			$1,900,000			$182,691,250

(1)	Mortgage note bears interest at variable rates equal to the one-month LIBOR plus 200 basis points.

For federal income tax purposes, the depreciable basis in the properties noted above is approximately $407.3 million in total. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 years and the lesser of the useful life or lease term, respectively. The preliminary depreciable basis in the properties noted above is estimated as follows:

Property	Depreciable Tax Basis
Ferguson Portfolio – Various	$69,434,599
Home Depot – Lakewood, CO	9,040,000
Walgreens – Mobile, AL	4,332,000
Aaron’s Rents Portfolio – Various	26,140,161
Lowe’s – Chester, NY	5,629,630
HH Gregg – Grove City, OH	4,721,600
BJ’s Wholesale Club – Ft. Lauderdale, FL	22,618,285
HH Gregg – Mt. Juliet, TN	5,076,800
Winter Garden Village – Winter Garden, FL	144,281,029
Payless Shoe Source – Columbia, SC	1,120,000
Walgreens – Jacksonville, FL	4,040,000
CVS – Hamilton, OH	2,880,000
Walgreens – Akron, OH	2,256,000
Walgreens – Seattle, WA	5,416,000
Walgreens – LaMarque, TX	3,608,000
CVS – Mechanicville, NY	2,080,000
Office Depot – Laurel, MS	2,120,000
Home Depot – Colma, CA	31,448,000
Walgreens – Saginaw, MI	3,360,000
Walgreens – Tulsa, OK	1,752,000
Walgreens – Broken Arrow, OK	1,680,000
Office Depot – London, KY	2,800,000
Best Buy – Las Cruces, NM	4,880,000
Staples – Angola, IN	2,560,000
TJ Maxx – Staunton, VA	3,440,000
AT&T Wireless – Santa Clara, CA	8,160,000
Walgreens – Tulsa, OK	2,360,000
Walgreens – Crossville, TN	3,560,000
CVS – Columbia, TN	1,920,000
CVS – Columbia, TN	2,080,000
Walgreens – Newton, IA	3,464,000
FedEx – Huntsville, AL	8,758,230
FedEx – Baton Rouge, LA	7,199,104
CVS – Atlanta, GA	3,072,800
$407,288,238

Tenant Lease Expirations

The following table sets forth, as of October 8, 2008, lease expirations of our properties, including the properties described above, for each of the next ten years assuming no renewal options are exercised. For purposes of the table, the “total annual base rent” column represents annualized base rent, based on rent in effect on January 1 of the respective year, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Approx. Square Feet Expiring	Total Annual Base Rent	% of Total Annual Base Rent
2008	3	15,431	$169,911	<1%
2009	15	94,263	1,149,627	1%
2010	21	119,467	1,702,743	1%
2011	16	60,216	1,013,272	1%
2012	41	292,666	2,683,436	2%
2013	61	547,341	5,130,592	3%
2014	16	302,736	3,461,001	2%
2015	19	1,216,192	8,748,656	5%
2016	36	1,784,836	14,998,679	8%
2017	56	1,742,755	15,432,307	9%
2018	73	1,319,782	11,929,135	7%
	357	7,495,685	$66,419,359	39%

Other Investments

On September 17, 2008, we purchased commercial mortgage backed securities, class A-J certificates of the LB-UBS Commercial Mortgage Trust 2007 – C2 (the “Certificates”) with a face amount of $35.2 million at a discounted price of approximately $26.3 million.  The Certificates are rated AAA by Standard & Poor’s Ratings Services and AAA by Fitch Ratings with a coupon rate of 5.562% per year and are secured by a diversified pool of commercial mortgage loans secured by commercial real estate.  JP Morgan Chase Bank, N.A. provided 30-day repurchase financing at settlement in the amount of $17,441,000, with an interest rate of 3.50%. We paid Cole Realty Advisors, an affiliate of our advisor, an acquisition fee of approximately $525,000.

Potential Property Investments

Our advisor has identified certain properties as potential suitable investments for us. The acquisition of each such property is subject to a number of conditions. A significant condition to acquiring any one of these potential acquisitions is our ability to raise sufficient proceeds in this offering to pay all or a portion of the purchase price. An additional condition to acquiring these properties may be our securing debt financing to pay the balance of the purchase price. Such financing may not be available on acceptable terms or at all.

Our evaluation of a property as a potential acquisition, including the appropriate purchase price, will include our consideration of a property condition report; unit-level store performance; property location, visibility and access; age of the property, physical condition and curb appeal; neighboring property uses; local market conditions, including vacancy rates; area demographics, including trade area population and average household income; neighborhood growth patterns and economic conditions; and the presence of demand generators.

We will decide whether to acquire each property generally based upon:

•	satisfaction of the conditions to the acquisition contained in the respective contract;

•	no material adverse change occurring relating to the properties, the tenant or in the local economic conditions;

•	our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and

•	our receipt of satisfactory due diligence information including the appraisal, environmental reports and tenant and lease information.

Other properties may be identified in the future that we may acquire prior to or instead of these properties. Due to the considerable conditions to the consummation of the acquisition of these properties, we cannot make any assurances that the closing of these acquisitions are probable. The properties currently identified are as follows:

Property	Expected Acquisition Date	Seller (1)	Approximate Purchase Price (2)	Approximate Compensation to Sponsor (3)
Walgreens – Fredericksburg, VA	10/2008	HCS Development Corporation	$7,341,000	$146,820
Tractor Supply – Baldwinsville, NY	10/2008	Kimbrook Route 31 Development LLC	3,402,120	68,042

(1)	Seller is an unaffiliated third party.

(2)	Approximate purchase price does not include acquisition costs, which we expect to be approximately 3.0% of the contract purchase price, which include acquisition fees described in note 3 below.

(3)	Amounts include fees payable to an affiliate of our advisor for acquisition fees in connection with the property acquisition.

      Each potential property acquisition is subject to a net lease, pursuant to which the tenant is required to pay substantially all operating expenses and capital expenditures in addition to base rent.

Property	Major Tenants*	Guarantor	Total Square Feet Leased	% of Total Square Feet Leased
Walgreens – Fredericksburg, VA	Walgreen Co.	N/A	14,820	100%
Tractor Supply – Baldwinsville, NY	Tractor Supply Company	N/A	24,727	100%

*	Major tenants are those tenants that occupy greater than 10.0% of the rentable square of their respective property.

The table below provides leasing information for the major tenants at each respective property:

Property	Number of Tenants	Major Tenants*	Renewal Options**	Current Annual Base Rent		Base Rent per Square Foot	Lease Term
							Beginning	To
Walgreens – Fredericksburg, VA	1	Walgreen Co.	10/5 yr.	$513,894		$34.68	3/1/2008	2/28/2033
Tractor Supply – Baldwinsville, NY	1	Tractor Supply Company	3/5 yr.	253,452	(1)	10.25	9/28/2005	9/30/2020

*	Major tenants include those tenants that occupy greater than 10.0% of the rentable square feet of their respective property.
**	Represents option renewal period / term of each option.
(1)

The initial annual base rent under the lease increases every five years by 10.0% of the then current annual base rent. For the purposes of this presentation, the individual rental escalations are not displayed in the table.

We expect to purchase each property with proceeds from our ongoing public offering of common stock, potential borrowings from our line of credit and available cash. In addition, we expect to assume a loan, of approximately $2.2 million, secured by the Tractor Supply property in Baldwinsville, NY. We expect the loan to have a fixed rate of 6.0% per annum and mature on December 1, 2025.

We believe that each of our properties is adequately covered by insurance and we intend to obtain adequate insurance coverage for all future properties that we acquire.